UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2026

Commission file number: 001-43362

Gix Internet LTD.

(Translation of registrant’s name into English)

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, Israel 5252903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 23, 2026, Gix Internet Ltd. (the “Company”), a company organized under the laws of the State of Israel, issued a press release announcing that it has initiated a process to voluntarily delist its ordinary shares, no par value per share, from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”). The last day of trading of the ordinary shares on the TASE is expected to be January 25, 2027, and the ordinary shares are expected to cease to be listed on the TASE on or about January 27, 2027. The Company’s ordinary shares will continue to be listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GIXI”, and ordinary shares currently traded on the TASE will remain eligible for trading on Nasdaq following their transfer in accordance with applicable procedures. The Company will also continue to file public reports with the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Gix Internet Ltd., dated October 23, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gix Internet Ltd.
(Registrant)

Date: October 23, 2026	By:	/s/Amihay Hadad
	Name:	Amihay Hadad
	Title:	Chief Financial Officer